December 21, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
Washington D.C., USA
20549
Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

Dear Ms. Jenkins:

Re:	Seabridge Gold Inc. File No. 001-32135 Form 40-F for the fiscal year ended December 31, 2011 (“2011 Form 40-F”) and Form 40-F/A for the fiscal year ended December 31, 2011 (“2011 Form 40-F/A”)

We hereby respond to the comments made in your letter, dated December 18, 2012, regarding our 2011 Form 40-F.  For your convenience, a copy of your December 18, 2012 letter is attached hereto. For ease of reference, we have repeated the Staff comments in italicized type and followed each comment with our response.

Please note that Seabridge Gold Inc. (“the Company”) filed an amended Form 40-F (“2011 Form 40-F/A”) on April 5, 2012. The responses below make reference to the 2011 Form 40-F/A.

Exhibit 99.3
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2. Statement of compliance and basis of presentation, page 8

1.	Please provide us with the effective date of IFRS you used to determine which accounting policies to apply. Please refer to the guidance in IFRS 1, particularly paragraphs 7 and 8.

Response:

The Company applied IFRSs in effect as of December 31, 2011 in connection with the preparation of the Consolidated Statements of Financial Position as at January 1, 2010, December 31, 2010 and December 31, 2011 and the Consolidated Statements of Operations and Comprehensive (Loss) Income, Changes in Shareholders' Equity and Cash Flows for each of the years ended December 31, 2011 and December 31, 2010.

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
Telephone: (416) 367-9292 Facsimile: (416) 367-2711 info@seabridgegold.net

Note 18. IFRS, page 30

2.
We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1 that you applied upon adoption of IFRS. To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify the items or class of items to which the exceptions were applied and describe the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraph 23 of IFRS 1.

Response:

As outlined in Note 18 of the 2011 Form 40-F/A, the Company applied the mandatory exemption on transition to IFRS related to estimates. There were no changes to previously made estimates made under Canadian GAAP upon the transition to IFRS. The remaining mandatory exemptions outlined in IFRS 1 Appendix B were not applicable to the Company's transition to IFRS and as such the Company did not consider it necessary to outline this in its transition note to IFRS (Note 18).

For your convenience, also attached are Notes 2 and 18 extracted from the financial statements included in the 2011 Form 40-F/A.

In addition to the points above and as requested in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filings we make; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Based on your comments and our replies, we are submitting this letter along with your letter on EDGAR.

Should you have any questions about the responses in this letter, please contact our U.S. securities counsel Bruce Rich at 212-238-8895 (rich@clm.com) or the undersigned.

Yours truly, /s/ Christopher J. Reynolds Christopher J. Reynolds Chief Financial Officer

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
Telephone: (416) 367-9292 Facsimile: (416) 367-2711 info@seabridgegold.net

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

December 18,2012

Via E-Mail
Rudi Fronk
Chief Executive Officer
Seabridge Gold, Inc.
106 Front Street East
Suite 400
Toronto, Ontario Canada MSA 1E

Re:	Seabridge Gold, Inc. Form 40-F for Fiscal Year Ended December 31, 2011 Filed March 30, 2012 File No. 001-32135

Dear Mr. Fronk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.3

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Statement of compliance and basis of presentation, page 8

1.	Please provide us with the effective date of IFRS you used to determine which accounting policies to apply. Please refer to the guidance in IFRS 1, particularly paragraphs 7 and 8.

Rudi Frank
Seabridge Gold, Inc.
December 18, 2012

Note 18. IFRS. page 30

2.
We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1 that you applied upon adoption of IFRS. To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify the items or class of items to which the exceptions were applied and describe the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraph 23 of IFRS 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, Staff Accountant, at 202-551-3727 or Angela Halac, Senior Staff Accountant, at 202-551-3398 if you have questions regarding these comments.

Sincerely, /s/Tia L. Jenkins Tia L. Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining

2.Statement of compliance and basis of presentation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first IFRS annual consolidated financial statements. IFRS 1 First-time Adoption of IFRS (“IFRS 1”) has been applied and the impact of the transition from Canadian Generally Accepted Accounting Principles (“GAAP”) to IFRS is explained in note 18. Previously, the Company prepared its annual consolidated financial statements in accordance with Canadian GAAP.

These financial statements were authorized for issuance by the Board of Directors of the Company on March 29, 2012.

18. IFRS

As stated in note 2, these consolidated financial statements are prepared in accordance with IFRS. IFRS 1 sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities taken to deficit, unless certain optional exemptions and mandatory exceptions are applied.

The Company has elected to apply the following optional exemptions in its preparation of an opening IFRS statement of financial position as at January 1, 2010, the Company's "Transition Date".

• To apply IFRS 2 Share based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.

• To apply IFRS 3 Business Combinations prospectively from the Transition Date, therefore not restating business combinations that took place prior to the Transition Date.

• To apply the IFRS 1 exemption which provides relief from the application of IFRIC 1, Changes in Existing Decommissioning Restoration and Similar Liabilities and therefore not retrospectively calculating the effect on property, plant and equipment and depreciation of each change that occurred each period prior to the Transition Date.

• To apply the transition provisions of IFRIC 4 Determining whether an Arrangement Contains a Lease, therefore determining if arrangements existing at the Transition Date contain a lease based on the circumstances existing at that date. The Company has no leases.

• To apply IAS 23 Borrowing Costs prospectively from the transition date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company's opening IFRS statement of financial position as at the Transition Date are consistent with those that were made under Canadian GAAP.

a) Provision for reclamation liabilities (asset retirement obligations and asset retirement costs)

Under Canadian GAAP, the Company was not required to record an asset retirement cost and asset retirement obligation if there was no legal obligation to reclaim a project.

Under IFRS. the Company is required to record an asset retirement cost and asset retirement obligation when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions do not include any additional obligations which are expected to arise from future disturbance.

Under IFRS, an obligation to restore certain land and sites for the effect of the Company's disturbances to such land and sites is measured using the cost of internal resources and a discount rate that reflects the liability's specific risks, which can be achieved by adjusting either the cash flows or the discount rate. Under previous Canadian GAAP, this amount is determined by the cost of third party resources and requires the use of a credit-adjusted risk-free rate. Under IFRS the asset retirement obligations are required to be recalculated at the end of each reporting date, using the current risk free rate, if the estimated future cash flows have been risk adjusted. Management has elected to use the IFRS 1 exemption which provides relief from the application of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, and prescribes an alternative treatment in determining the adjustment to the corresponding asset and retained earnings at the transition date for changes in the estimate of the liability that occurred before the transition date of IFRS. The impact on transition to IFRS, resulted in an increase to the asset retirement obligations and asset retirement costs and an increase in the deficit account. At January 1, 2010, the mineral interests account was increased by $3,458,000 for the asset retirement costs, reclamation liabilities were increased by $2,091,000 and the deficit account was reduced by $1,367,000. The 2010 accretion expense on reclamation liabilities, charged to the statement of operations, has been reduced by $128,000.

Project	Retirement cost	Retirement obligation	Deficit	Reduction of accretion
($000's)				December 31. 2010
Red Mountain	3,140	(1,865)	(1,275)	(91)
Grassy Mountain	294	(228)	(66)	(19)
KSM	24	2	(26)	(18)
See (b) below	3,458	(2,091)	(1,367)	(128)

In December 2010, the Company completed an independent update of the reclamation liabilities on the Red Mountain project and as a result the present value of the liabilities was reduced by $1,108,000 under Canadian GAAP and under IFRSs a further amount of $1,368,000 was reduced for both the retirement cost and retirement obligation.

b)      Deferred income tax liabilities

The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from its functional currency. Any translation gains or losses on the remeasurement of these items at current exchange rates versus historic exchange rates that give rise to a temporary difference is recorded as a deferred tax asset or liability. The Company set up a deferred tax liability with a corresponding charge to deficit account in the amount of $279,000 at January 1, 2010 plus subsequent changes thereto. Under IFRSs all deferred income tax liabilities are considered as non-current irrespective of the classification of the underlying assets and liabilities, or the expected reversal of the temporary difference.

c)      Flow-through shares

Under IFRSs, Flow-through common shares are recognized in equity based on the quoted price of the existing shares on the date of the issue. The difference between the amount recognized in common shares and the amount the investor pays for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are incurred. The deferred tax impact is recorded as eligible expenditures are incurred, provided the Company has the intention to renounce the related tax benefits. The Company has recorded a $3,401,000 adjustment at January 1, 2010 for flow-through shares previously issued between 2003 and 2006 with an increase of the share capital account and an increase of the deficit account.
IFRS 1 Reconciliation from Canadian GAAP to IFRS

Reconciliation of assets, liabilities and equity

(Expressed in thousands of Canadian dollars)	As at January 1, 2010			As at December 31,2010
	Canadian GAAP	Effect of transition	IFRS	Canadian GAAP	Effect of transition	IFRS
Assets
Current assets	10,550	-	10,550	35,816	-	35,816
Long-term guaranteed investment	-		-	11,000	-	11,000
Convertible debenture	-	-	-	1,078	-	1,078
Mineral interests (a)	91,214	3,458	94,672	128,640	2,090	130,730
Reclamation deposits	1,552	-	1,552	1,550	-	1,550
Property and equipment	85	-	85	48	-	48
	103,401	3,458	106,859	178,132	2,090	180,222
Liabilities and Shareholders' Equity
Current liabilities	1,410	-	1,410	3,769	-	3,769
Income taxes payable	137	-	137	78	-	78
Deferred income tax liabilities (b)	-	279	279	-	624	624
Provision for reclamation liabilities (a)	2,256	2,091	4,347	1,343	595	1,938
Total liabilities	3,803	2,370	6,173	5,190	1,219	6,409
Shareholders' equity	99,598	1,088	100,686	172,942	871	173,813
	103,401	3,458	106,859	178,132	2,090	180,222

IFRS 1 Reconciliation from Canadian GAAP to IFRS

Reconciliation of consolidated statements of operations and comprehensive income

(Expressed in thousands of Canadian dollars)	Note	Year ended December 31, 2010
		Canadian GAAP	Effect of transition	IFRS
Corporate and administrative expenses	12	(5,780)	-	(5,780)
Accretion on reclamation liabilities		(195)	128	(67)
Gain on sale of Noche Buena		10,180	-	10,180
Interest income		440	-	440
Unrealized gain on convertible debenture		486	-	486
Foreign exchange gains		1,160	-	1,160
Income before income taxes		6,291	128	6,419
Income tax expense		(2,751)	(345)	(3,096)
Net profit for the year		3,540	(217)	3,323
Other comprehensive gain (loss), net of income taxes:
Unrecognized gain on financial assets		674	-	674
Comprehensive income for the year		4,214	(217)	3,997

IFRS 1 Reconciliation from Canadian GAAP to IFRS

Reconciliation of equity

					Other
			Contributed		comprehensive	Total
(Expressed in thousands of Canadian dollars)	Share capital	Stock options	surplus	Deficit	income	equity
Previously reported under Canadian GAAP - As at December 31, 2009	114,027	7,012	126	(21,740)	173	99,598
IFRS transition adjustments:
Deferred income tax liability (b)			-	(279)		(279)
Provision for reclamation liabilities (a)	-	-	-	1,367		1,367
Flow-through shares (c)	3,401	-		(3,401)	-	-
As at January 1,2010	117,428	7,012	126	(24,053)	173	100,686
					Other
			Contributed		comprehensive	Total
	Share capital	Stock options	surplus	Deficit	income	equity
Previously reported under Canadian GAAP-As at December 31, 2010	184,984	5,028	283	(18,200)	847	172,942
IFRS transition adjustments:
Deferred income tax liability (b)	-	-	-	(624)	-	(624)
Provision for reclamation liabilities (a)	-	-	-	1,495	-	1,495
Flow-through shares (c)	3,401	-	-	(3,401)	-
As at December 31,2010	188,385	5,028	283	(20,730)	847	173,813